CHINA YUCHAI ENTERS INTO JOINT VENTURE TO DEVELOP
REMOTE ENGINE MANAGEMENT PLATFORM

Singapore, Singapore – October 19, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) has entered into a new joint venture with Guangxi Skylink Software Technology Co., Ltd (“Guangxi Skylink”) to design, develop, manage and market an Electronic Operations Management Platform (“the Platform”). The Platform offers radio-frequency identification capabilities and will enable the owners and operators of vehicles who use the Platform to remotely monitor engine performance and pinpoint vehicle location through GPS tracking. The Platform will provide instant communication between GYMCL, vehicle operators using its diesel engines and the vehicle owners. In the future, other service providers, customers and vendors will be integrated onto the Platform to conduct marketing and conclude sales which will improve supply chain efficiency.

The new joint venture company (“JV Company”) will be located in the High-tech Industrial Development Zone of Nanning, the capital of Guangxi Province. Guangxi Skylink will own 60% of the JV Company with GYMCL taking the other 40%.

GYMCL is responsible for the Platform’s engine interfaces, development of technical parameters and analytical techniques, development of the system’s terminal and managing its e-commerce capabilities and customer service. Skylink Communications is responsible for the Platform’s hardware, servicing the operating system, government relations, securing the physical infrastructure for the joint venture, and running the daily operations of the Platform.

Benny Goh, President of China Yuchai, commented, “The Platform is the next generation of technology enabling communications within the vast Chinese transportation industry. Through this platform, we can remotely monitor the location of our engines, supervise real-time engine performance and conduct analytical diagnostics on any engine within the system. We and our customers will be able to use the Platform to better manage our supply chain operations. In the future, vehicle operators will be able to receive new instructions via our internet connectivity and order equipment through our marketing channels enabling faster and more efficient service.”

“A number of potential customers have expressed interest in trying out this new system and we expect trials to commence later this year. There is an immediate need for this communications platform for the many buses and trucks in China which make up the largest commercial vehicle market in the world,” Mr. Goh concluded.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com